August 7, 2012

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kevin Woody
Mr. Wilson K. Lee

Re:	American Tower Corporation
Form 10-K for the year ended December 31, 2011
Filed on February 29, 2012
File No. 001-14195

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). Such comments are set forth in Mr. Woody’s letter, dated July 16, 2012 (the “Comment Letter”), to Thomas A. Bartlett, Executive Vice President, Chief Financial Officer and Treasurer of the Company. As used herein, the terms “American Tower,” “we,” and “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comments have been reproduced below in italics, with the Company’s response immediately following each comment.

Item 7 – Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Executive Overview, pages 30 – 33

1.

We note your portfolio consists of towers that you own and towers that you operate pursuant to long-term lease arrangements. In addition, you have quantified your communication sites by country on page 30. Please tell us and revise future filings to separately quantify the number of communication sites you own and the number of communication sites operated under long-term lease arrangements. For those operated under long-term lease arrangements, please further disaggregate to separately disclose the number of communication sites accounted for under operating versus capital leases.

Response to Comment No. 1

We acknowledge the Staff’s comment and have expanded our disclosure in our Quarterly Report on Form 10-Q for the six months ended June 30, 2012, filed with the Commission on August 2, 2012 (the “Form 10-Q”) accordingly (see page 37 of the Form 10-Q).

Results Of Operations, pages 34 – 43

2.	We note your discussion on segment gross margin and segment operating profit as a means to measure operating performance. In addition, when analyzing your results of operations, you discuss separately organic revenue growth from legacy sites and revenue growth from new sites acquired or constructed since the beginning of the prior year period. Please clarify whether you utilize gross margin and operating profit as a key performance indicator when analyzing revenue growth from legacy sites on a standalone basis. If so, in future periodic filings please disclose gross margin and operating profit for legacy sites and provide reconciliation between gross margin and operating profit for legacy sites to the same measures on a consolidated basis. To the extent there are differences beyond gross margin and operating profit from new sites acquired or constructed, please discuss the difference and your basis for such difference.

Response to Comment No. 2

When we assess the operating performance of our business segments, we use segment gross margin and segment operating profit, among other factors that we consider to be relevant metrics. We utilize gross margin as a key performance indicator when analyzing revenue growth from legacy sites and new sites on a standalone basis. Accordingly, we have expanded our disclosure in the Form 10-Q to quantify how costs associated with legacy sites and with new sites have impacted our segment gross margin (see pages 41 and 46 of the Form 10-Q).

Due to the scale of our business, our selling, general, administrative and development expenses do not increase significantly as a result of adding a new communications site or adding a new tenant to a communications site. Therefore, we do not utilize operating profit as a key performance indicator when analyzing revenue growth from legacy sites or from new sites on a standalone basis, and we do not track those costs on that basis.

3.	We note that some of the factors that contributed to your revenue growth were the addition of new tenants to legacy sites and contractual rent escalations. In future periodic filings please expand to provide information that quantifies these factors and demonstrates the overall revenue growth. For example, please revise to disclose the average occupancy percentage and average rental rates for your multi-communications sites on a consolidated basis and legacy basis.

Response to Comment No. 3

We acknowledge the Staff’s comment and have expanded our disclosure in the Form 10-Q accordingly to quantify the impact of the addition of new tenants and contractual rent escalations on our revenue growth (see pages 40-41 and 45-46 of the Form 10-Q).

We have not provided average occupancy or rental rates for our multi-tenant communications sites as other REITs may provide, as we do not utilize these metrics in evaluating revenue growth and do not believe that these metrics would be useful to investors. We generate substantially all of our revenue from tenants under long-term leases with escalating rents. We have many tenant types, who employ various equipment configurations, resulting in rent structures that vary among our tenants. As a result, the occupancy rate of a communications site may not be indicative of its revenue generation and a period to period comparison of average revenue for our tenants is not a key performance metric that we use in evaluating our business. Further, we do not view most of our sites as having a maximum capacity. When a new tenant wants to lease space on, or an existing tenant wants to add additional equipment to, an existing site that is “at capacity”, in most cases, we are able to reinforce or augment the existing tower to accommodate the additional tenant equipment. And, while we take into account period to period average rents, among several other factors, in specific credit and collection risk decisions, particular pricing adjustments and master lease amendments or extensions, these decisions are periodic and relatively infrequent given the long-term nature of our leases.

Liquidity and Capital Resources

Overview, pages 43 – 44

4.	We note you have international operations in multiple foreign countries and local taxes and currency controls may impact your ability or willingness to repatriate funds to the United States. Please clarify the amount of cash and cash equivalents held by foreign subsidiaries. To the extent material, please revise future filings to disclose this amount and also provide a statement indicating whether it is your intention to repatriate these funds and that you would need to accrue and pay taxes if repatriated.

Response to Comment No. 4

We acknowledge the Staff’s comment and have expanded our disclosure in the Form 10-Q accordingly to disclose the amount of cash and cash equivalents held by foreign subsidiaries and included a statement indicating that we generally do not repatriate these funds and that we would need to accrue and pay taxes if repatriated (see page 50 of the Form 10-Q).

Financial Statements and Notes

General

5.	Please clarify how you have complied with the requirements of Rule 5-04 of Regulation S-X for Schedule III.

Response to Comment No. 5

We note that Rule 5-04 of Regulation S-X requires the filing of Schedule III “for real estate held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interest in real estate.” Additionally, we note Rule 5-04 provides that “real estate used in the business shall be excluded from the schedule.”

Our primary business is leasing antenna space on multi-tenant communications towers and distributed antenna systems that we own and operate pursuant to long-term lease arrangements with our customers. Accordingly, we do not consider our real estate assets to be held for investment. Rather, we consider the use of these assets to be an integral part of our business and critical to satisfying our customers’s needs.

Further, the accounting guidance recently proposed by the Financial Accounting Standards Board (“FASB”) in the Investment Property Entity project defines investments in real estate as assets which are held for total return with the objective to realize capital appreciation, for example, through disposal of the real estate property or properties, and does not consider assets utilized in an entity’s own operations for the production or supply of goods or services or for sale in the ordinary course of business as investment properties. FASB discusses that an essential aspect to the concept of capital appreciation is the existence of an exit strategy, which is not how we view our real estate assets. Our real estate assets’ value is recognized through their operation, rather than through the realization of appreciation of such assets by sale or disposal.

As our real estate assets are not held for investment but rather are used in our business, we do not believe we are required to include Schedule III in our Annual Reports on Form 10-K.

Note 1 – Business And Summary Of Significant Accounting Policies

Property and Equipment, page F-11

6.	Please expand your discussion of costs for self-constructed towers to include the types of indirect costs associated with construction. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Lastly, please disclose payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Response to Comment No. 6

We acknowledge the Staff’s comment and will expand our disclosure in future Annual Reports on Form 10-K with respect to costs for self-constructed towers, including the types of indirect costs associated with construction, as well as when the capitalization periods begin and end. Further, we will include a narrative discussion of significant fluctuations, if any, in payroll expenditures capitalized in the notes to our financial statements included in future filings.

In particular, we will expand our discussion of Property and Equipment substantially as follows (changes from the Form 10-K are indicated in bold and italics and deletions from the Form 10-K are indicated in ~~strikethrough~~):

Property and Equipment—Property and equipment are recorded at cost or, in the case of acquired properties, at estimated fair value on the date acquired. Cost for self-constructed towers includes direct materials and labor, capitalized interest and certain indirect costs associated with construction of the tower, such as transportation costs, employee benefits and payroll taxes ~~and capitalized interest~~. The Company begins the capitalization of costs during the pre-construction period, which is the period during which costs are incurred to evaluate the site, and continues to capitalize costs until the tower is substantially completed and ready for occupancy by a tenant. Labor costs capitalized for the years ended December 31, 2012, 2011 and 2010 were $xx.x million, $xx.x million and $xx.x million, respectively. Interest costs capitalized for the years ended December 31, 2012, 2011 and 2010 were $xx.x million, $xx.x million and $xx.x million, respectively.

Expenditures for repairs and maintenance are expensed as incurred. Augmentation and improvements that extend an asset’s useful life or enhance capacity are capitalized.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives. Towers and related assets on leased land are depreciated over the shorter of the term of the ground lease (including renewal options) or the estimated useful life of the tower.

Towers or assets acquired through capital leases are reflected in property and equipment at the present value of future minimum lease payments or the fair market value of the leased asset at the inception of the lease. Property and equipment, network location intangibles and assets held under capital leases are amortized over the shorter of the lease term or the estimated useful lives of the assets for periods up to twenty years.

*    *    *    *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Edmund DiSanto
Edmund DiSanto Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

cc:	Thomas A. Bartlett

    American Tower Corporation

Sandra L. Flow, Esq.

    Cleary Gottlieb Steen & Hamilton LLP

Gail McNaughton

    Deloitte & Touche LLP